QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/x/	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

Commission file number

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) Retirement Savings Plan
(FULL TITLE OF THE PLAN)

Burnham Pacific Properties, Inc.
(Name of issuer of the securities held pursuant to the plan)
 110 West A Street, San Diego, California 92101
(address of principal executive offices)
 (619) 652-4700
(Telephone No.)

REQUIRED INFORMATION

Financial statements and exhibit

(a)	Financial statements
These documents are listed in the Index to Financial Statements
(b)	Exhibit
23.1	Independent Auditors' Consent

Signatures

    Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P. 401(K) RETIREMENT SAVINGS PLAN
		By:	Burnham Pacific Operating Partnership, L.P.
		By:	Burnham Pacific Properties, Inc., General Partner

Date:	June 29, 2001	By:	/s/ Scott C. Verges Scott C. Verges, Chief Executive Officer
Date:	June 29, 2001	By:	/s/ Daniel B. Platt Daniel B. Platt, Chief Financial Officer

BURNHAM PACIFIC
OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT
SAVINGS PLAN

Financial Statements as of and for the Years
Ended December 31, 2000 and 1999 and
Supplemental Schedule as of December 31, 2000
and Independent Auditors' Report

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999:
Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:
Schedule of Assets Held for Investment Purposes	9

NOTE: Certain schedules required by Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Burnham Pacific Operating Partnership, L.P.
401(k) Retirement Savings Plan:

    We have audited the accompanying statements of assets available for benefits of Burnham Pacific Operating Partnership, L.P. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2000 and 1999 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.

June 21, 2001

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

ASSETS	2000	1999
Investments	$2,344,211	$2,241,751

Receivables:
Employer contributions	2,534	5,021
Participant contributions	7,229	16,254
Investment income receivable	1,846	11,297

Total receivables	11,609	32,572

Assets available for benefits	$2,355,820	$2,274,323

See notes to financial statements.

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
ADDITIONS:
Contributions:
Participant	$564,032	$538,345
Employer	114,738	120,411

Total contributions	678,770	658,756

Investment income:
Net (depreciation) appreciation in fair value of investments	(508,905)	152,824
Dividends and interest	183,205	133,068

Total investment (loss) income	(325,700)	285,892

Total additions	353,070	944,648

DEDUCTIONS:
Benefits paid to participants	(269,384)	(159,860)
Other disbursements and expenses	(2,189)	—

Total deductions	(271,573)	(159,860)

NET INCREASE	81,497	784,788
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,274,323	1,489,535

End of year	$2,355,820	$2,274,323

See notes to financial statements.

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

1. PLAN DESCRIPTION

    The following description of Burnham Pacific Operating Partnership, L.P. 401(k) Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General—The Plan is a defined contribution plan covering all full-time employees of Burnham Pacific Operating Partnership, L.P. (the "Operating Partnership"). The Plan provides participants with salary deferral options pursuant to Section 401(a) of the Internal Revenue Code (the "Code"). The Plan is administered by the Operating Partnership. Plan assets are held by Wells Fargo Bank, N.A. (the "Trustee"). The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 ("ERISA") and the rules and regulations of the Securities and Exchange Commission.

    On March 1, 2000, a number of the Operating Partnership employees were transferred to BPP Services, Inc. At that time, BPP Services, Inc. was added to the Plan and the same benefits were available to employees of both the Operating Partnership and BPP Services, Inc. On December 31, 2000, BPP Services, Inc. was merged into the Operating Partnership. The employees of BPP Services, Inc. were transferred back to the Operating Partnership.

    On August 31, 2000, the Board of Directors of Burnham Pacific Properties, Inc. ("Burnham Pacific") adopted a Plan of Complete Liquidation and Dissolution (the "Plan of Liquidation") and directed that the Plan of Liquidation be submitted to Burnham Pacific stockholders for approval. The stockholders of Burnham Pacific approved the Plan of Liquidation at the 2000 Annual Meeting of Stockholders held on December 15, 2000. The Plan of Liquidation contemplates the orderly sale of all of Burnham Pacific's assets for cash or such other form of consideration as may be conveniently distributed to Burnham Pacific's stockholders and the payment of (or provision for) Burnham Pacific's liabilities and expenses, as well as the establishment of a reserve to fund Burnham Pacific's contingent liabilities. The Plan of Liquidation gives Burnham Pacific's Board of Directors the power to sell any and all of the assets of Burnham Pacific without further approval by the stockholders and provides that the final liquidating distribution to stockholders shall be made no later than December 15, 2002. Burnham Pacific anticipates it will terminate the Plan prior to December 15, 2002.

    Eligibility—The Plan was amended effective July 1, 1999 to change the eligibility requirements. Prior to the amendment, employees who had completed six months of service were eligible to join the Plan and participants could join on January 1 or July 1. The amended Plan allows full-time employees who have completed three months of service and are 21 years of age to join the Plan. Participants may join on January 1, April 1, July 1, or October 1.

    Contributions—Active participants may contribute up to 15% of pre-tax, eligible compensation as defined in the Plan, subject to limitations imposed by the Code. The Operating Partnership matches 50% of pre-tax contributions made by active participants who are officers, and 75% of the contributions made by active participants who are non-officers of the Operating Partnership, up to 4% of the participant's pre-tax eligible compensation. In addition to the matching contribution, the Operating Partnership may make a discretionary contribution to the Plan out of its current earnings. During the years ended December 31, 2000 and 1999, there were no discretionary contributions made to the Plan.

    Participant Accounts—Each participant's account is credited with the participant's contribution, the employer's contribution and an allocated share of the Plan's earnings. Allocations of earnings are made by the Trustee in a non-discriminatory manner and are based on each participant's investment selection and account balance. The benefit to which a participant is entitled to is the benefit that can be provided from the participant's vested account.

    Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Prior to September 2000, participants vested in employer matching and discretionary contributions plus actual earnings thereon at 20% after one year of full-time service and 20% for each additional year of service. A participant was normally 100% vested after five years of credited service. In addition, a participant was 100% vested upon termination of employment after attaining normal retirement age and upon death or disability while employed by the Operating Partnership. In September 2000, the Plan was amended such that any participant in the Plan who was an active employee of the Operating Partnership on September 30, 2000, became 100% vested in his/her plan benefits derived from all contributions to the Plan.

    Investment Options—A participant may direct contributions in any of the following investment options offered by the Trustee:

    Wells Fargo Cash Investment Fund—Invests in high-quality money market instruments.

    PIMCO Total Return Fund II—Invests primarily in investment-grade, fixed income securities with an average duration between three and six years.

    Columbia Balanced Fund—Invests primarily in common stocks and investment-grade fixed income securities.

    Wells Fargo S&P 500 Stock Fund—Invests in the S&P 500 Stock Index stocks in substantially the same percentages as the S&P 500 Index.

    Janus Fund—Invests primarily in common stock of companies of various sizes.

    Plan participants may also elect to invest in the common stock of Burnham Pacific which is readily tradable on the New York Stock Exchange. Employee contributions designated to be invested in Burnham Pacific common stock are held in the Burnham Pacific Liquidity Fund until the last day of each quarter when the Trustee has been instructed to purchase the Burnham Pacific common stock. Funds held in the Burnham Pacific Liquidity Fund are invested in high-quality money market investments. Effective December 1, 1999, the Trustee can invest in Burnham Pacific common stock upon receipt of the funds designated for such investment.

    Participant Loans—Participants may borrow from their accounts at a minimum of $1,000 up to $50,000 but not to exceed 50% of the vested account balance. Loan repayment terms cannot exceed five years unless the proceeds are used to construct or purchase the participant's primary residence. Loans are secured by the participant's account balance and bear interest at the prime interest rate as of the date of the loan application. Principal and interest is repaid ratably through payroll deductions. During the years ended December 31, 2000 and 1999, interest rates on outstanding loans ranged from 7.75% to 9.5% and 7.75% to 9.75%, respectively.

    Payment of Benefits—Participants are entitled to a distribution of their vested benefits in the event of retirement, death, disability, termination of employment or termination of the Plan. Participants may elect to receive benefit payments in a single lump sum, in monthly installments over a specified period of time, or in the form of an annuity. Effective July 1, 1998, the Plan was amended to allow participants to request a distribution in the form of full shares of Burnham Pacific stock to the extent of the stock included in the participant's account balance.

    Forfeitures—The non-vested balance of a terminated participant's account is forfeited when a distribution of vested benefits is made. Related forfeitures are used to reduce employer contributions unless the Operating Partnership directs the Trustee to use all or a portion of the total forfeitures to pay for Plan expenses. During 2000 and 1999, employer contributions were reduced by $26,276 and $8,867, respectively, from forfeited nonvested accounts. At December 31, 2000 and 1999, forfeited nonvested accounts totaled $18,684 and $17,687, respectively.

    Plan Expenses—Administrative expenses, investment management fees and trustee fees are paid by the Operating Partnership unless specified to be paid by the Plan as described above. Under this arrangement, total fees paid by the Operating Partnership to the Trustee were $8,183 and $5,103 for the years ended December 31, 2000 and 1999, respectively.

    Plan Termination—Burnham Pacific anticipates terminating the Plan as a result of Burnham Pacific approving the Plan of Liquidation.

    Income Tax Status—The Internal Revenue Service has issued a determination letter dated January 7, 1993 stating that the Plan, as then designed, was in compliance with the applicable requirements of the Code and was exempt from Federal income taxes. The Plan has been amended since receipt of the letter; however, the Operating Partnership believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Code.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation—The financial statements of the Plan are presented on the accrual basis of accounting.

    Accounting Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from those estimates.

    Payment of Benefits—Benefit payments to participants are recorded upon distribution.

    Investment Valuation and Income Recognition—The Plan's investments in corporate equity securities and mutual funds are stated at fair value based on quoted market prices. The investment in the common collective fund is stated at the fair value, based on quoted market prices, of the underlying investments.

3.  INVESTMENTS

    The following table summarizes the Plan's investments at December 31, 2000 and 1999. Investments which represent 5% or more of the Plan's assets are separately identified.

	2000	1999
Investments at fair value:
Cash and cash equivalents:
Wells Fargo Cash Investment Fund	$348,143	$228,131

Corporate Equity Securities:
Burnham Pacific Properties, Inc. Common Stock	174,717	317,968

Common Collective Fund:
Wells Fargo S&P 500 Stock Fund	522,542	514,764

Mutual Funds:
Columbia Balanced Fund	258,848	305,762
Janus Fund	879,697	773,307
PIMCO Total Return Fund II	106,214	74,377

Total Mutual Funds	1,244,759	1,153,446

Participant Loans	54,050	27,442

Total Investments	$2,344,211	$2,241,751

    During 2000, the Plan's investments depreciated by a net amount of $508,905. During 1999, the Plan's investments appreciated by a net amount of $152,824. This (depreciation) appreciation in fair value of the Plan's investments is comprised of the following:

	2000	1999
(Depreciation) appreciation in fair value of:
Mutual Funds	$(290,514)	$148,847
Common Collective Fund	(56,684)	78,889
Corporate Equity Securities	(161,707)	(74,912)

Net (depreciation) appreciation	$(508,905)	$152,824

4.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

    The following is a reconciliation of assets available for benefits per the accompanying financial statements to the Form 5500 as of December 31, 2000 and 1999:

	2000	1999
Assets available for benefits per the financial statements	$2,355,820	$2,274,323
Less: participant contributions receivable	(7,229)	(16,254)
Less: employer contributions receivable	(2,534)	(5,021)
Less: investment income receivable	(1,846)	(11,297)

Assets available for benefits per the Form 5500	$2,344,211	$2,241,751

    The following is a reconciliation of participant and employer contributions per the accompanying financial statements to the Form 5500 for the years ended December 31, 2000 and 1999:

	2000	1999
Participant contributions per the financial statements	$564,032	$538,345
Less: participant contributions receivable at end of year	(7,229)	(16,254)
Plus: participant contributions receivable at beginning of year	16,254	7,758
Less: rollover contributions per the Form 5500	(76,479)	(130,069)

Participant contributions per the Form 5500	$496,578	$399,780

Employer contributions per the financial statements	$114,738	$120,411
Less: employer contributions receivable at end of year	(2,534)	(5,021)
Plus: employer contributions receivable at beginning of year	5,021	2,937

Employer contributions per the Form 5500	$117,225	$118,327

    The following is a reconciliation of earnings from investments per the accompanying financial statements to the Form 5500 for the years ended December 31, 2000 and 1999:

	2000	1999
Dividends and interest per the financial statements	$183,205	$133,068
Less: investment income receivable at end of year	(1,846)	(11,297)
Plus: investment income receivable at beginning of year	11,297	7,969

Earnings from investment per the Form 5500	$192,656	$129,740

5.  RISKS AND UNCERTAINTIES

    The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

* * * * * *

BURNHAM PACIFIC OPERATING PARTNERSHIP, L.P.
401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2000

Identity of Issue	Description of Investment	Fair Value
*Wells Fargo Cash Investment Fund	Cash and Cash Equivalents	$348,143
* Burnham Pacific Properties, Inc.
Common Stock	Corporate Equity Securities	174,717
* Wells Fargo S&P 500 Stock Fund	Common Collective Fund	522,542
Columbia Balanced Fund	Mutual Fund	258,848
Janus Fund	Mutual Fund	879,697
PIMCO Total Return Fund II	Mutual Fund	106,214
Participant Loans	Loans-interest rates between 7.75% and 9.5%, maturities through August 2005	54,050

		$2,344,211

*Party-in-interest

QuickLinks

REQUIRED INFORMATION
Signatures
TABLE OF CONTENTS
INDEPENDENT AUDITORS' REPORT
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2000 AND 1999
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2000 AND 1999
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2000 AND 1999
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2000